Contact

www.linkedin.com/in/miguel-jaramillo-640b0090 (LinkedIn)

Top Skills

Start-up Ventures
New Venture Development
Sustainability

Miguel Jaramillo

Co-Founder and CEO | Building the OS for Intelligent Infrastructure & Connected Communities
Kansas City Metropolitan Area

Summary

Driven by the conviction to build smarter, more sustainable communities, I co-founded Surge Holdings Inc.

For too long, progress in areas like autonomous vehicles and spatial computing has been throttled by infrastructure limits. We're removing those barriers by architecting the foundational “Operating System” for the physical world.

Our platform empowers communities to become truly intelligent—enabling them to be more sustainable, efficient, and economically vibrant. It serves as the backbone for everything from AVs and digital twins to multi-tenant edge computing and seamless public-private integration.

When I’m not focused on architecting the future of cities, I'm embracing my most important roles: father of twins, a lifelong sports fan, and a perpetual student of technology and leadership.

Experience

Surge Holdings Inc.

Co-Founder and CEO
January 2024 - Present (1 year 8 months)
Everywhere

Today, smart sensors, edge computing, and real-time AI have the ability to transform urban environments into economic powerhouses, but they require a new type of infrastructure to unleash their full potential.

Enter Surge.

Surge is building the shared intelligent infrastructure that powers tomorrow’s innovation.

Next Wave Partners
Principal
January 2024 - July 2024 (7 months)
Everywhere

We partner with innovators and founders to create bold businesses, unlock exponential growth, and build better products and services, faster.

Integrated Roadways
8 years 5 months

Chief Strategy Officer (CSO)
January 2023 - December 2023 (1 year)
Kansas City

Organized 9-figure public-private partnerships to transform roadways into self-sustaining digital infrastructure systems to improve public safety, mobility, wireless communications, edge network, and sustainability. Focused on Environmental, Social and Governance initiatives in urban, rural, and suburban communities. Expanded go-to-market strategies for the Company's digital infrastructure products domestically and internationally. Managed the Business Development Office and worked across the Company's Product Development, Project Management & Finance, and Marketing teams. Responsible for corporate strategy, client negotiations, partnership management, and deal execution.

Director of Business Development
January 2020 - December 2022 (3 years)

Created go-to-market Digital Infrastructure Program for Company products & proprietary software as a service platform for municipalities, state departments of transportation, including real-estate developers and private owners. Responsible for account management, relationship building, and deal-making across multiple markets. Onboarded business development team, and managed 3rd party business development consultants.

Business Development Consultant
August 2015 - December 2019 (4 years 5 months)

Integrated Roadways is one of the leading global digital infrastructure technology companies focused on creating future-forward, self-sustaining infrastructure that advances humanity. As an early-stage investor and principal I advised the founder/CEO, assisted in early-stage investment capital raise, and successfully delivered inaugural product launch with first municipal/state client.

Reece Commercial Real Estate

Senior Brokerage Associate

February 2014 - November 2019 (5 years 10 months)

Leawood, Kansas

Reece Commercial Real Estate provides a full range of commercial real estate brokerage and marketing services to owners, tenants, and developers in the metropolitan area of Kansas City. Reece Commercial Real Estate is a Berkshire Hathaway Affiliate.

As an experienced associate, I successfully negotiated and closed 7 figure deals annually. Responsible for office, retail, industrial and investment/single tenant net lease brokerage.

Education

Kansas State University

Psychology